SCHEDULE 13D





F.F.O. Financial Group, Inc.

Common Stock ($ .10 par value)

Cusip # 3024K100

William Robb Hough
One Beach Drive S.E., #1002
St. Petersburg, FL  33701

April 15, 1997


SCHEDULE 13D


CUSIP NO. 3024K100


1.	William Robb Hough
	###-##-####

2.

3.

4.	N/A

5.

6.	U.S. Citizen

7.	5,269,950

8.	5,529,950

9.	5,269,950

10.	5,529,950

11.	5,529,950

12.

13.	65.60%

14.	IN
















Item 1.		Security and Issuer.

		Common Stock

		F.F.O. Financial Group, Inc.
		2200 Live Oak Boulevard
		St. Cloud, Florida  34771-8462

Item 2.		Identity and Background

a.		William Robb Hough

b.		One Beach Drive S.E., #1002
St. Petersburg, Florida  33701

c.		Chairman:	William R. Hough & Co.
100 Second Avenue South, Suite 800
St. Petersburg, Florida  33701

President:	WRH Mortgage, Inc.
100 Second Avenue South, Suite 904
St. Petersburg, Florida  33701

Director:	WRH Properties, Inc.
		100 Second Avenue South, Suite 904
		St. Petersburg, Florida  33701

Director:	Republic Bancshares
111 Second Avenue N.E.
St. Petersburg, Florida  33701

Director:	F.F.O. Financial Group
2200 Live Oak Blvd.
St. Cloud, Florida  34771

d.	None

e.	None

f.	U.S. Citizen

Item 3.		Source and Amount of Funds or Other Consideration

	Not Applicable




Item 4.		Purpose of Transaction


a		N/A (sale of shares)

b.		No extraordinary corporate transactions other than as set forth in the Exhibit to this form are contemplated at this time.

c.		No sale or transfer of any material amount of assets of the
                 Issuer or any subsidiary is contemplated other than the
                  continued liquidation of non-performing assets.

d.		No change in the Board of Directors or management is
                 contemplated at this time.

e.		No material change is contemplated in the present
                 capitalization. No dividends are contemplated in the near future.

f.		No other material change in the Issuer's business or corporate structure is contemplated.

g.              No changes in Issuer's charter, bylaws or instrument
                 corresponding thereto or other actions are contemplated which may impede the acquisition of control of the Issuer by any person.

h.		None.

i.		None.

j.		None.

Item 5.		Interest in Securities of the Issuer

a.		William R. Hough, individually, owns 5,269,950 shares which
                 equals 62.25% of the Issuer's 8,430,000 outstanding shares.

b.		William R. Hough holds the sole power to vote his 5,269,950
                 share holdings.

c.		No other transactions than that described in this filing were made by William R. Hough since the date of the last filing of an amendment to this Schedule 13D.

d.		No other person than William R. Hough has the rights to receive dividends or proceeds with  respect to these shares.

e.		N/A








Item 6.		Contracts, Arrangements, Understandings or Relationships With
                 Respect to Securities of the Issuer.

		None


Item 7.		Material to be Filed as Exhibits.

None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 15, 1997                                William R. Hough
___________________________                   ________________________________
        Date                                                       Signature


                                              ________________________________
                                                                    Name/Title
























F.F.O. Financial Group, Inc. and Republic Bancshares, Inc. Announce Execution of Definitive Agreement


        ST. CLOUD, Florida, April 14/PRNewswire/ -- F.F.O. Financial Group,
         Inc., St. Cloud, Florida (NASDAQ: FFFG) ("FFO"), parent company of First Federal Savings and Loan Association of Osceola County ("First Federal of Osceola") and Republic Bancshares, Inc., St. Petersburg, Florida (NASDAQ: REPB) ("Republic"), parent company of Republic Bank, announced today that they have executed a definitive agreement for the combination of the companies and the institutions. Upon the completion of this transaction, the parties intend that FFO will be merged with and into Republic Bank.

	In this transaction, Republic will exchange 0.29 share of its common stock for each of the outstanding shares of FFO common stock. In certain circumstances, the exchange ratio will adjust for decreases in Republic's stock price; however, in no event will the exchange ratio exceed 0.30 share. FFO has the right to terminate the agreement if the average of Republic's stock price is less than $13.50 during a specified time frame prior to the closing. Outstanding options for FFO common stock will be converted into options for Republic common stock on the same basis.

	First Federal of Osceola operates 11 offices in Osceola, Brevard and Orange Counties in Central Florida. As of December 31, 1996, FFO had total assets of approximately $317 million and deposits of approximately $287 million.

	Republic Bank operates 33 offices in Pinellas, Pasco, Sarasota, Manatee and Hernando Counties on Florida's west coast. As of December 31, 1996, Republic had total assets of approximately $908 million and deposits of approximately $828 million. In addition, Republic will acquire, effective April 18, 1997, Firstate Financial, F.A., which operates two offices in Orange County, Florida.

	James B. Davis, president and chief executive officer of FFO, and John
        W. Sapanski, chairman and chief executive officer of Republic, jointly stated that the competitive advantages which will result from the combination of these companies will benefit the customers and shareholders of both institutions.

	The acquisition, which is expected to close in the third quarter of 1997, is subject to certain regulatory approvals and the approval of the respective shareholders of FFO and Republic, as well as certain other conditions.

SOURCE  F.F.O. Financial Group, Inc.
4/14/97
	/CONTACT: James B. Davis, president and chief executive officer, F.F.O. Financial Group, 407-957-7401; or John W. Sapanski, chairman and chief executive officer, Republic Bancshares, 813-823-7300/ (FFFG REPB)